Scheichet & Davis, P.C.
                                Counselors at Law
                          767 Third Avenue - 24th Floor
                               New York, NY 10017
                                 (212) 688-3200
                               Fax: (212) 371-7634

                                                                October 11, 2005


David DiGiacomo
United States Securities and
Exchange Commission
Mail Stop 3-08
450 Fifth Street
Washington, D.C.  20549

            Re: Janel World Trade, Ltd. Form 10-K for the Fiscal Year Ended September 30, 2004, Filed December 28, 2004,D
                  File No. 333-60608; Form 10-Q for the Quarterly Period Ended December 31, 2004, Filed February 17, 2005

Dear Mr. DiGiacomo:

      I am the attorney for Janel World Trade, Ltd. (the "Company"). As we recently discussed in our telephone conversation last week, this letter is intended to expand upon my July 14, 2005 discussion of the "fair value" issues raised in the staff's March 22, 2005 comment letter regarding certain elements of the Company's Form 10-K Report for its fiscal year ended September 30, 2004 which require amendment.

             Form 10-K for the Fiscal Year Ended September 30, 2004
             ------------------------------------------------------

Note 8 - Stockholders' Equity
-----------------------------

      With respect to the Janel's authorization of the July 22, 2002 transaction, in which 1,800,000 shares of its unregistered common stock was sold to employees for a price of $.01 per share, the Company will revise its estimation of the fair value of the restricted stock issuance as described below from $.01 per share to $.15 per share.

      The assumptions used and the basis for those assumptions, are as follows:

      A. There had never been an active trading market for the Company's shares of common stock up until after the authorization of the transaction.

      B. The transaction was intended to be an incentive for employee performance, in the expectation that Janel's future financial results would improve over time and would result in an increase in the market value of its shares of common stock.

      C. At the time of the transaction, a reasonable price per share multiple for Janel's shares would not exceed 10 times earnings in a liquid market, given the very low margins generated by Janel's business at the time, as compared to the far more substantial revenues and margins generated by its competitors, ranging from the most comparable competitor, Target Logistics, Inc. (symbol: TARG), to Expeditors International of Washington, Inc. (symbol: EXPD), one of the largest and most profitable competitors in the freight logistics market segment.

      D. Target's fiscal year end June 30, 2002 financial statements reported approximately $93mm of annual revenue and 12,179,000 shares outstanding, a 32% margin, a loss of ($934,527) and EBITDA of $598,270, or $.05 per share. For its first quarter ended September 30, 2002, it had a margin of 31%, reported a loss of ($452,709), or $.04 per share, and had an EBITDA of ($186,976), or $.015 per share.

      E. The Company's June 30, 2002 financial statements reported 15,000,000 shares outstanding and earnings per share of $.00429 and $.00289, respectively, for the nine and three month periods then ended. At the fiscal year end of September 30, 2002, it reported $40mm of annual revenue, a loss per share of ($.0077), EBITDA of $90,182, or $.06 per share, and a book value of $.15 per share.

      F. Janel had margins of only 13% and 11%, respectively, for the nine-month and three-month periods, and 12.98% for the year ended September 30, 2002.

      G. Target's stock during the period of June 30, 2002 to September 30, 2002 was priced from a high bid of $.49 per share to a low bid of $.14 per share. During the July 19 - August 15, 2002 period, it was priced between $.30 and $.16 per share, mostly at $.18 - $.16, in a relatively low volume market. Even though Target had margins and revenue more than twice that of Janel, its stock price during the period was in the same range as the estimated fair value which Janel intends to use in its amended Form 10-K for fiscal 2002 with respect to the shares issued in the July 22, 2002 transaction.

      The Company believes that the apparent pricing of Janel shares in the over-the-counter market in July, August and September 2002 was more likely than not the result of manipulative activities related to the efforts of persons holding the shares of Wine Systems Design, Inc. (the public company into which Janel merged in reverse acquisition transaction), constituting approximately 28% of the post-acquisition issued and outstanding shares, in an effort to profitably dispose of their shares in the wake of the reverse acquisition. This belief is based upon the initial post-transaction bid price quotation of $4.00 per share (an absurd P/E of appx. 1,000), with a subsequent sale of 4,700 shares on July 25, 2002 at $3.75 per share (an equally absurd price), followed by weeks of additional transactions at declining prices down to $1.00 per share (P/E appx. 250) and below.

      The absurdity of the "market" price of Janel's shares at that time is highlighted by the market for the shares of Expeditors, with annual revenue of appx. $1.9b in 2001 and $2.3b in 2002, net income of appx. $97mm in 2001 and $112mm in 2002, and a cash dividend of $.12 per share. Expeditors traded at $25
- $29 per share during the July - September 2002 period, with a P/E between 23 and 27. The Company believes that the market activity in Janel shares around the time of the transaction at P/E levels 1,000% more than Expeditors had no reasonable relationship to "fair market value," and could only be the result of blatant over-pricing which was unrelated to a fair market.

      Janel's annual revenues have since increased from $40mm to approximately $70mm with earnings of $.015 per share, and its most recent 10-Q filing and press releases indicate further growth in both net income and gross margins, yet the market price remains in a range of appx. $.45 - $.65 per share.

      The Company has concluded that in view of (a) the unreliability of the July - September 2002 market for its shares as an indicator of fair value, (b) its low revenues and margins before, during and after the period of the transaction as compared to those of its competitors, (c) its reported earnings per share during that period of $.00429 and $.00289 per share, and (d) its fiscal year end September 30, 2002 earnings per share of $.0077, the most appropriate indicator of a revised estimate of fair value would be the Company's book value at fiscal year end of $.15 per share.

      The Company has decided that the compensation expense it will record during the period should total $252,000, reflecting the $.14 spread between the price paid by the purchasing employees, and its revised estimate of value.

      The Company expects to file its amended Form 10-K/A for the fiscal year ended September 30, 2004 after October 15, 2005, on or before the seventh business day after it has been advised that the staff has completed its comments with respect to the issues it has raised in this exchange of correspondence, and will thereafter make appropriate adjustments to its filings.

      The Company's management appreciates the attention and cooperation of the staff with regard to this matter, and looks forward to any additional staff comments or concerns as soon as possible.


                                             Very truly yours,

                                             SCHEICHET & DAVIS, P.C.

                                             /s/ William J. Davis


cc:      James N. Jannello, CEO
         Janel World Trade Ltd.

         Brian Serotta and Robert Nowakoski,
         Paritz & Company, P..A.